UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections
 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-147122-01

CLECO KATRINA/RITA HURRICANE RECOVERY FUNDING LLC
(Exact name of registrant as specified in its charter)

2605 Hwy. 28 East
Office Number 12
Pineville, Louisiana  71360
(318) 484-4180
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2008 Senior Secured Storm Recovery Bonds, Tranche A-1
2008 Senior Secured Storm Recovery Bonds, Tranche A-2
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [ ] Rule 12g-4(a)(2) [ ] Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 15d-6 [X]

Approximate number of holders of record as of the certification or notice date:

2008 Senior Secured Storm Recovery Bonds, Tranche A-1:  11
2008 Senior Secured Storm Recovery Bonds, Tranche A-2:   9

Pursuant to the requirements of the Securities Exchange Act of 1934, Cleco Katrina/Rita Hurricane Recovery Funding LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 23, 2009                                                                By:  /s/ Terry L. Taylor
Terry L. Taylor
Secretary and Manager